THE MEN’S WEARHOUSE, INC.
6380 Rogerdale Road
Houston, Texas 77072
THE MEN’S WEARHOUSE, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THE MATERIALS PROVIDED IN RESPONSE TO THIS LETTER PURSUANT TO 17.C.F.R. § 200.83. THE MATERIALS PROVIDED WITH THIS RESPONSE LETTER OMIT CERTAIN CONFIDENTIAL INFORMATION THAT HAS BEEN DELIVERED TO THE DIVISION OF CORPORATION FINANCE. THE OMISSIONS ARE DENOTED WITH FOUR ASTERISKS (****).
September 24, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds
Re:	The Men’s Wearhouse, Inc. Form 10-K for the Fiscal Year Ended January 30, 2010 Filed March 31, 2010 File No. 001-16097 Schedule 14A Filed May 3, 2010
Dear Mr. Reynolds:
     The Men’s Wearhouse Inc. (the “Company”) filed (i) its Annual Report on Form 10-K for the fiscal year ended January 30, 2010 (the “10-K”) on March 31, 2010 and (ii) its Schedule 14A (the “Proxy Statement”) on May 3, 2010. By letter dated August 2, 2010, the Company received the Staff’s comments relating to the 10-K and the Proxy Statement, and the Company responded thereto in a letter to the Staff dated August 16, 2010. By letter dated September 10, 2010, the Company received the Staff’s additional comments related to the 10-K and the Proxy Statement (the “Comments”). The following numbered paragraphs repeat the Comments for your convenience, followed by the Company’s responses to those Comments.
Form 10-K for the Fiscal Year Ended January 30, 2010
Note 1 — Summary of Significant Accounting Policies, page 48
Gift Cards and Gift Card Breakage, page 53

September 24, 2010

1.	Please provide a courtesy copy of the Card Services Agreement and Trademark License Agreement entered into with CardFact.
Response:
     A courtesy copy of the Card Services Agreement and Trademark License Agreement are included herewith but shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Act. The Company has requested Confidential Treatment for portions of these Agreements pursuant to 17 C.F.R. § 200.83.
Schedule 14A, filed May 3, 2010
General
2.	We note your response to prior comment six from our letter dated August 2, 2010. Your response indicates your view that your bonus program “does not fall within the concept of minimum thresholds and targets” as set forth in the Item 402 of Regulation S-K column requirements and that, therefore, you set forth only the maximum. With a view to disclosure in future filings, please explain to us, in light of the references to “good” and “excellent” thresholds on page 15 of your proxy, the reasoning behind your conclusion that threshold-level disclosure was not required in your Grants of Plan Based Awards table.
Response:
     We only set forth the maximum payout and explained the multiple lesser payout possibilities in the footnote to the table. Because the bonus level is based on three different criteria each of which has two threshold levels, there are six possible bonus levels that can be achieved. We did not believe that summarizing this through the “threshold”, “target” and “maximum” presentation reflected in the table appropriately reflected the incentive awards under the plan. For example, we considered whether to use the achievement of the good level of only one of the three criteria as the “threshold” and the aggregate bonus paid for achieving the good level of each criteria as the “target” but concluded that inclusion in the table in this manner seemed artificial. We therefore chose the more fulsome footnote disclosure approach.
     For future filings, we do believe that it may be of additional help to the reader if we indicate in the footnote by way of an example referring to the Chief Executive Officer that, if his maximum target bonus is $200,000, and he achieved the good level of only one of the criteria he would receive $33,333 which would be the lowest bonus level and if he achieved the good level of all the criteria he would receive $100,000 which would be one half of the maximum bonus level. While we do not believe it will be meaningful or helpful to put

September 24, 2010

these numbers in the table as the “threshold” and “target”, respectively, we are prepared to do so if the staff believes it is required.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact Michael W. Conlon or Laura Ann Smith of Fulbright & Jaworski L.L.P. at (713) 651-5427 or (713) 651-5304, respectively.
Very truly yours,
/s/ NEILL P. DAVIS
Neill P. Davis
cc:	Diana M. Wilson (TMW) Michael W. Conlon (F&J)

CONFIDENTIAL
THE MEN’S WEARHOUSE, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THESE MATERIALS PURSUANT TO 17.C.F.R. § 200.83. THESE MATERIALS OMIT CERTAIN CONFIDENTIAL INFORMATION THAT HAS BEEN DELIVERED TO THE DIVISION OF CORPORATION FINANCE. THE OMISSIONS ARE DENOTED WITH FOUR ASTERISKS (****).
CARD SERVICES AGREEMENT
     This CARD SERVICES AGREEMENT (this “Agreement”) is entered into effective June 29,2009 (the “Effective Date”), by and between CardFact Ltd., an Ohio limited liability company (“CardFact”), and The Men’s Wearhouse, Inc., a Texas corporation, and its affiliates and subsidiaries located in the United States (collectively the “Company”).
     WHEREAS, Company is primarily a specialty retail business engaged in the selling of apparel and other related merchandise and services;
     WHEREAS, CardFact is engaged in the business of issuing and marketing stored value devices and providing certain services related to the tracking, design, manufacture and use of such devices, including providing advice on all aspects of stored value program management; and
     WHEREAS, Company, in order to obtain the additional sales of merchandise and/or services that a stored value program may provide, desires to provide for its customers the opportunity to purchase Cards (as hereinafter defined) issued by CardFact. And, Company is willing to honor such Cards sold to, or otherwise acquired by, its customers or other persons, and CardFact desires to market and sell its Cards to Company’s customers or other persons who request to purchase such Cards;
     NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
CARDS MARKETING AND PRODUCTION
     1.01 Marketing of Cards. CardFact agrees to permit Company to sell CardFact Cards (as hereinafter defined). Company agrees to market the Cards in Company’s stores, on Company’s website, through third party retail arrangements, and otherwise. For the consideration provided herein, CardFact agrees to provide certain services with respect to the use of the Cards in Company’s business and assume the liability to the consumer for any gift cards issued by third parties on Company’s behalf prior to and any Cards after the effective date of this agreement.
     1.02 Orders; Invoices. CardFact agrees to manufacture the Cards. Company may provide from time to time to CardFact Company’s written requisition orders for the Cards (each, an “Order”). Each Order shall include the following information: (a) the quantity of each type of Card to be produced, (b) the required design parameters and specifications for each Card (with respect to each Card, a “Design”), which Design Company shall endeavor to make achievable for CardFact, and (c) instructions with regard to Company’s desired delivery time and destination for each Cards shipment. Alternatively, Company may request and CardFact may authorize Company to order the Cards directly from a card manufacturer or vendor.
     1.03 Card Appearance. All Cards, except those preexisting cards, shall clearly state that CardFact is the issuer of the Card and that they may be redeemed for merchandise or services only in Company’s stores or any other Company retail venue, but may otherwise have such design features as Company reasonably desires.
     1.04 Manufacture; Delivery; Payment. The cost of manufacture and delivery of the Cards to Company incurred subsequent to the effective date of this Agreement (“Reimbursable Card Costs”) shall be borne by CardFact. Company shall arrange for manufacture and delivery of the Cards with third-party manufacturers at its discretion, or may authorize CardFact to directly instruct select third-party manufacturers of the Cards to manufacture and deliver the Cards. The third-party manufacturers shall invoice Company for the Cards, and upon payment of such invoices, Company will be reimbursed for such Reimbursable Card Costs by CardFact. Reimbursable Card Costs includes the cost of manufacture and delivery of the plastic cards themselves, but does not include the cost of carriers or other marketing materials to which the plastic cards may or may not be affixed.
     1.05 Title; Risk of Loss. Title to the Cards shall remain with CardFact until issued to Company’s customers. Risk of loss of Cards shall pass to Company when delivered to Company or, if shipped, when delivered to the destination designated by Company’s instructions, or as otherwise designated by the terms and conditions of any third-party manufacturer delivering directly to Company.
     1.06 Company Responsibility in Card Marketing. In consideration of CardFact undertaking to issue the Cards and permit the sale of the Cards in Company’s stores or any other Company retail venue, Company shall use its reasonable commercial efforts to sell the Cards, which are paid for at the point of sale (including on an ecommerce site, if any) and, additionally, will use CardFact Cards exclusively for Merchandise Return Credits, provided that the original purchase was made on a CardFact Card. Company is also hereby authorized to market the CardFact Cards via third party sales programs and enter contracts with third party sales program operators that allow the Cards to placed on site at various retail outlets.
     1.07 Honoring Cards. In consideration of CardFact undertaking to issue the Cards and in exchange for fee amounts received from CardFact, Company agrees to exchange the goods or services of the entity whose brand appears on the Card to the extent of the Embedded Value on Cards when CardFact-issued Cards are presented as payment for goods or services.
     1.08 Certain Definitions.

     “Aggregate Card Issuance” means the aggregate Embedded Value of all Cards delivered to Cardholders in purchase transactions or in exchange for returned merchandise or for any other reason by Company during a Reporting Period.
     “Aggregate Card Redemptions” means the aggregate cash equivalent amount of all Card Redemption Transactions for merchandise or services of Company during the Reporting Period plus any Excess Card Redemptions from a previous Reporting Period. For purposes hereof, a “Card Redemption Transaction” occurs each time a Cardholder redeems part or all of the Embedded Value represented by a Card in exchange for merchandise or services sold by Company. The cash equivalent amount of each such transaction shall be equaled to the amount of Embedded Value deducted from the total Embedded Value of the Card in exchange for such merchandise or services. Aggregate Card Redemptions shall not exceed ****% of Aggregate Card Issuance, except however in calculating the Company Payment Amount due upon Termination in accordance with Section 4.02 below.
     “Cardholder” means a customer of Company or other person who acquires a Card by purchase or otherwise.
     “Cards” means obligations of CardFact to Cardholders represented by gift certificates, gift cards, merchandise return cards or credits, and similar cards or items issued by CardFact during the Term of this Agreement or by Company prior to the effective date of this Agreement and redeemable solely in, or through future purchases of, merchandise or services of Company.
     “Embedded Value,” when used with respect to Cards, shall mean the dollar amount embedded in the Card program software and database for which the Cards may be used by bearers to purchase merchandise or services.
     “Excess Card Redemptions” means the value by which Aggregate Card Redemptions exceeds ****% Aggregate Card Issuance.
     “Handling Fee” means the consideration credited to Company for the services performed by the Company under this Agreement.
     “Preliminary Report” means a Report delivered to CardFact not less than ten (10) days prior to the end of a Reporting Period, but not more than twenty (20) days prior to the end of the Reporting Period, showing the Reporting Period, Aggregate Card Issuance, Aggregate Card Redemptions, Trademark Licensing Fee, Handling Fee, and Reimbursable Card Costs that took place or was incurred during the Reporting Period up to a date not more than twenty (20) days prior to the end of the Reporting Period

     “Redemption Ratio” means the percentage value realized by dividing Aggregate Card Redemptions by Aggregate Card Issuance.
     “Reporting Period” means the period of time beginning on the first day of July 1, 2008 through June 30, 2009, and each subsequent twelve (12) month period thereafter while the Agreement is in effect. The Reporting Period may be varied by agreement of the parties.
     “Report” means the schedule prepared by Company showing the Reporting Period, Aggregate Card Issuance, Aggregate Card Redemptions, Trademark Licensing Fee, Handling Fee, and Reimbursable Card Costs that took place or was incurred during the Reporting Period.
     “Merchandise Return Credits” means merchandise return cards or credits.
     “Termination Date” shall mean 30 days after written notice of termination has been deemed delivered pursuant to paragraph 5.09.
     “Trademark Licensing Fee” means the consideration credited to Company for CardFact’s use of Company’s trademarks on Cards.
ARTICLE II
CARDS PROGRAM COMPENSATION
     2.01 Aggregate Card Issuance. Company shall pay to CardFact the value of the Aggregate Card Issuance.
     2.02 Aggregate Card Redemptions. CardFact shall pay to Company the value of the Aggregate Card Redemptions.
     2.03 Trademark Licensing Fee. CardFact shall pay to Company the Trademark Licensing Fee. The Trademark Licensing Fee shall be based on a percentage (the “Trademark Licensing Fee Percentage”) of the Aggregate Card Issuance and shall be calculated in accordance with the Trademark Licensing Fee Percentage Table, attached hereto as Exhibit A. The Trademark Licensing Fee Percentage and/or Trademark Licensing Fee Percentage Table may be adjusted at any time by written agreement of both parties. The terms under which the trademarks are licensed are further articulated in the Licensing Agreement attached hereto as Exhibit B.
     2.04 Handling Fee. CardFact shall pay to Company the Handling Fee. The Handling Fee shall be based on a percentage of the Aggregate Card Issuance and shall be calculated in accordance with the Handling Fee Computation, attached hereto as Exhibit C. The Handling Fee Computation may be adjusted at any time by written agreement of both parties
     2.05 Reimbursable Card Costs. CardFact shall pay to Company the Reimbursable Card Costs. Reimbursable Card Costs has the meaning set forth in paragraph 1.04 herein.

     2.06 Estimated Payment Amount. The Company shall pay to CardFact the Estimated Payment Amount. “Estimated Payment Amount” means the Net Payment Amount from the prior Reporting Period divided by twelve (12). However, in the initial year of this Agreement, the Estimated Payment Amount shall be $**** and shall be made in one payment.
     2.07 Payment of Estimated Payment Amount. After the initial Reporting Period, Company shall pay to CardFact the Estimated Payment Amount on the last day of every month after the Effective Date of this Agreement except the last month of each Reporting Period, at which time the Company will instead make the Payment of the Net Payment Amount, so long as this Agreement is in effect.
     2.08 Net Payment Amount. “Net Payment Amount” means the difference between the Aggregate Card Issuance and the sum of Aggregate Card Redemptions, Trademark Licensing Fee, Handling Fee, and Reimbursable Card Costs.
     2.09 Company Payment of the Net Payment Amount. Within forty-five (45) days after delivery of the Report by Company to CardFact, Company shall pay to CardFact any Net Payment Amount indicated on such Report, less any Estimated Payment Amounts paid to CardFact by Company in the Reporting Period.
     2.10 CardFact Payment of the Net Payment Amount. In the event that the Estimated Payment Amounts received by CardFact during a Reporting Period exceed the Net Payment Amount, CardFact shall pay to Company the difference between the Net Payment Amount and the Estimated Payment Amounts received, subject to certain limitations described hereinafter, within fifteen (15) days after the delivery of the Report by Company to CardFact.
     2.11 Excess Card Redemptions. In the event there are Excess Card Redemptions in the current Reporting Period, the value of the Excess Card Redemptions shall be added to Aggregate Card Redemptions in the immediately subsequent reporting period.
     2.12 Set-up Fee. Company shall pay to CardFact a set-up fee of **** payable within forty-five (45) days of the execution of this Agreement.
ARTICLE III
CARD PROGRAM RECORDKEEPING, REPORTING AND LIABILITY
     3.01 Company Accounting of Card Issuance and Redemptions; Report. The parties acknowledge that Cardholders, who acquire the Cards through purchase or otherwise, may from time to time, redeem part or all of the Embedded Value of each

Card in Company’s retail stores, catalogs or online sites for merchandise or services only. Company shall register and record each Card issuance or redemption transaction in its accounting records and, as promptly as practicable, but in no event later than thirty (30) days after the end of each Reporting Period, shall prepare and deliver to CardFact a Report, based upon the books and records of Company.
     3.02 [Intentionally Omitted.]
     3.03 Books and Records / Confidentiality. Company will keep accurate books and records pertaining to the issuance and redemption of the Cards, and CardFact or its designee (provided that any designee is under the same confidentiality obligations as CardFact stated herein)_ will have reasonable access to such books and records during regular business hours to audit the accuracy of the Reports. At its sole discretion, Company may accompany CardFact during the audit and may refuse any request to audit if such audit occurs more than once every six (6) months or is without fifteen (15) days prior written notice. The preceding sentence notwithstanding, the identity of those with whom the Company transacts business is considered proprietary information belonging to the Company and CardFact shall not be permitted access to information that could reveal the identity or personal biographical information about those with whom the Company transacts business including but not limited to any names, addresses, transaction locations, level of income, state of residence, account activity, credit worthiness, or history with the Company.
     For purposes of this Agreement, “Confidential Information” means any and all technical, financial, business, or other proprietary information pertaining to the actual or proposed business or operations of Company, or that of any affiliated entities or subsidiaries, disclosed directly or indirectly to the other party in writing or orally, and other information that is reasonably apparent under the circumstances to be of a confidential or proprietary nature, and any analyses, reports or other presentations incorporating or utilizing such information and developed by Company. Confidential Information shall include, without limitation, information which is designated in writing by either party as “Confidential” or “Proprietary” or some similar designation.
     CardFact will not use such Confidential Information for any purpose (other than in connection with its evaluation of the potential business transaction or creation of sample analyses or presentations), will not copy or duplicate the information in any manner, and will hold and maintain the Confidential Information in confidence for the benefit of Company. CardFact will protect the Confidential Information with at least the same degree of care that CardFact protects its own confidential information, but in no case with less than a reasonable degree of care. Further, CardFact will not disclose the Confidential Information, or any works or products of any nature resulting therefrom, to any third person, firm, corporation or association, except its directors, officers, employees, legal counsel, accountants and other advisors who have been advised of the terms of this agreement and agreed to be bound by the confidentiality provisions hereof, and except pursuant to a lawful judicial, administrative or governmental order after providing the Company, to the extent reasonably practicable, an opportunity to avoid or limit such disclosure, and will notify Company promptly of any breach of this Agreement.

     Upon Company’s request, CardFact immediately will destroy or return any originals and/or all copies of the Confidential Information and any other material containing an extracts, summaries or other information from the Confidential Information that are in CardFact’s possession, and will provide a certificate stating that CardFact does not have any Confidential Information and that CardFact has complied with the terms of this Agreement.
     3.04 Application of GAAP. All calculations of amounts owed by CardFact and Company under this Agreement will be made in accordance with generally accepted accounting principles as applied in Company’s financial statements.
     3.05 Liability During Term In Connection with Cards. During the Term of this Agreement, CardFact shall be liable to the Cardholders for all unredeemed Cards. It is the intention of the Parties that CardFact is the legal holder of any unclaimed property with respect to any now existing Cards or Cards issued during the Term of this Agreement. The preceding sentence notwithstanding, it is the intention of the Parties that CardFact shall be the legal holder with respect to only those unredeemed Cards for which no applicable statutory dormancy period has run prior to the effective date of this Agreement.
ARTICLE IV
TERM
     4.01 Term. Subject to Section 4.02 of this Agreement, this Agreement will remain in full force and effect on a year-to-year basis, commencing on the Effective Date (the “Term”) and shall automatically be renewed at the end of each twelve (12) -month period unless terminated pursuant to 4.02.
     4.02 Termination. Either party may terminate this Agreement for any reason upon 30 days written notice to the other party. If the Agreement is terminated by either party prior to the end of a Reporting Period, the calculations and payments contained in Article II of this Agreement shall be made as if it was the end of the Reporting Period. The preceding sentence notwithstanding, if at the Termination Date, or at the end of any Reporting Period occurring in the interval between delivery of notice of termination and the Termination Date, the Net Payment Amount is a negative number, the Net Payment Amount shall be deemed zero and CardFact shall not be obligated to make any payment to Company for Aggregate Card Redemptions or otherwise, from any source of funds other than funds generated through Aggregate Card Issuance during the Reporting Period in which the Termination of this Agreement took place and in the possession of Company at the time of the Termination of this Agreement. In the event there is any conflict between this paragraph and paragraph 2.10, paragraph 4.02 shall prevail.
Subject to paragraph 4.03, upon Termination of this Agreement by either party, Company shall assume the liability to the Cardholders for all unredeemed Cards and, except for Company assuming the liability for all unredeemed Cards, neither party shall have any further obligations under this Agreement, except for the payment of any cash, fees and other amounts incurred or owed by a party through the Termination Date or expiration date and those obligations which survive the termination or expiration of this Agreement.
     4.03 Company Option at Termination. CardFact shall retain the liability for all unredeemed Cards in perpetuity if Company elects to pay CardFact the Optional Fee. The Optional Fee is equal to ****% (or a lower percentage to be negotiated at or before termination) of the value of Cards that were issued within 24-months of the Termination Date and which are outstanding at the Termination Date. The Option Fee shall not be due until 180 days after the Termination Date and may be reduced by the Embedded Value redeemed with respect to Cards occurring between the Termination Date and payment of the Option Fee.
     4.04 Insurance. CardFact, at its expense, shall maintain for the term of this Agreement the following insurance from insurers with an A.M. Best rating of A-VIII or better:
(a)	General Commercial Liability with limits no less than $1,000,000 per occurrence, and $3,000,000 in the aggregate or equivalent umbrella insurance;

(b)	Workers’ Compensation in limits required by the state in which the project is located; and

(c)	Employers’ Liability insurance with limits no less than $1,000,000.
     CardFact and its insurers shall list Company and its officers, directors, employees and agents as additional insureds. CardFact and its insurer shall waive subrogation rights against Company and its officers, directors, employees and agents to the extent allowed by law.
     The minimum limits of the insurance required in this Section shall in no way limit or diminish CardFact’s liability under other provisions of this Agreement.
     4.05 Indemnification.
     Obligation to Participate in the Defense and Limitation on Liability. At its own expense, CardFact shall have the obligation, to participate in the defense of any claim by a political jurisdiction or private party regarding the application of any statute, regulation or ordinance to the relationship between the parties or the Cards. This includes any administrative, civil or criminal law suit or legal action levied against the Company, including but not limited to any suit filed under the consumer protection, abandoned property or similar statutes of the federal government, a state, or a political subdivision thereof. In the event a monetary judgment is assessed against Company under any such suit or claim, including a claim under a state’s unclaimed property statute, with respect to the Cards, CardFact shall indemnify Company in an amount up to any Estimated Payment Amount and/or Net Payment Amount paid to CardFact by Company in the years with respect to which the judgment was assessed. In the event a penalty is assessed against Company under any such suit or claim, including a claim under a state’s unclaimed property statute, with respect to the Cards, CardFact shall indemnify Company in an amount up to fifty percent of the amount of the penalty. Nevertheless, the amount of such indemnification by CardFact shall not exceed the amount of any such monetary judgment assessed against Company, plus interest and fifty percent of the amount of the penalties in connection therewith. The preceding sentence notwithstanding, the parties shall each pay their own costs associated with any such defense, including attorney fees.
     CardFact shall indemnify and hold harmless Company and its officers, directors, employees and agents, from and against any loss, expense (including attorney’s fees), cost, penalty, fine, damages or liability (collectively “Loss”) relating to or arising from (i) the breach of this Agreement or the Trademark Licensing Agreement attached hereto as Exhibit B by CardFact, its officers, employees, agents, designees or any person or entity performing the services or providing the Cards on CardFact’s behalf or at its instructions; and (ii) any claims or actions made against Company by persons or entities performing the services or providing cards on CardFact’s behalf or at its instructions.
     This Section shall survive termination of this Agreement.
ARTICLE V
MISCELLANEOUS
     5.01 Relationship of the Parties. The relationship of the parties under this Agreement is that of independent contractors. The Company shall act as a nonagent service provider. The Parties do not intend to create an agency relationship between the parties and do not consent to the creation of any such agency relationship.
     5.02 Governing Law. This Agreement will be interpreted and construed in accordance with the laws of the State of Ohio other than conflict of laws principles thereof.
     5.03 Amendments. This Agreement will not be modified or amended except by an instrument in writing signed by both parties.
     5.04 Severability. If any one or more provisions of this Agreement shall be found to be illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.
     5.05 Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties with respect to the subject matter hereof. Any oral representations or modifications concerning this instrument will be of no force or effect unless contained in a subsequent written modification signed by a duly authorized officer or agent of the party to be bound thereby.

     5.06 Headings. The descriptive headings contained herein are for convenience only and will not control or affect the meaning, interpretation or construction of any provision of this Agreement.
     5.07 Assignability. Neither party may assign this Agreement without the express written consent of the other party, and any such attempted assignment, whether by operation of law or otherwise, will be void.
     5.08 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties and their respective successors and assigns.
     5.09 Notices. (a) Any notices required or permitted to be given under this Agreement shall be in writing, addressed to the party to be notified at its address shown below, or at such other address as may be furnished in writing by either party to the other, and shall be (i) delivered personally, (ii) sent by facsimile transmission, (iii) mailed by certified or registered mail, postage prepaid, or (iv) deposited with a nationally reputable overnight delivery service:

If to CardFact:	If to Company:

CardFact, Ltd.	The Men’s Wearhouse, Inc.
747 Vernon Rd	6380 Rogerdale Road
Columbus, OH 43209	Houston, TX 77072-1624
Attention: Sean French	Attention: Claudia Pruitt
Facsimile no: 619-435.3060	Facsimile no: 281-776-7075
[Ted Ziegler] Telephone no. 866-336-2402	Telephone no: 281-776-7322
          (b) Notice delivered in compliance with this Section 5.09 shall be deemed delivered (i) upon delivery, if delivered personally, (ii) as of the date and time transmitted, if sent by facsimile transmission, (iii) as of the third day after deposit with the U.S. mail, if sent by mail, or (iv) as of the first day after delivery to a nationally reputable overnight delivery service, if sent by such a service.
          IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

CardFact, Ltd.:			The Men’s Wearhouse, Inc.

By:	/s/ TED ZIEGLER		By:	/s/ CLAUDIA PRUITT

	Name:	TED ZIEGLER		Name:	CLAUDIA PRUITT
	Title:	CEO		Title:	VP, HR & CORPORATE TAX

EXHIBIT A
Trademark Licensing Fee Percentage Table
The value of Aggregate Card Issuance as used below is cumulative within each Term beginning on the anniversary date of this Agreement. The Trademark Licensing Fee to be used in calculating the Net Payment Amount is the sum of the trademark licensing fee calculated in each range, however, the minimum Trademark Licensing Fee shall be ****% of Aggregate Card Issuance. The following formula is used to calculate the trademark licensing fee in each Aggregate Card Issuance range.

Aggregate Card Issuance in the range
less	(Aggregate Card Issuance in the range)x(Redemption Ratio)
less	(Y%)x(Aggregate Card Issuance in the range)
trademark licensing fee

The value for “Y” in the above formula is determined according to the table below.
Range 1 For Aggregate Card Issuance up to $****	Y=	****%
Range 2 For Aggregate Card Issuance in excess of $**** but less than or equal to $****	Y=	****%
Range 3 For Aggregate Card Issuance in excess of $**** but less than or equal to $****	Y=	****%
Range 4 For Aggregate Card Issuance in excess of $**** but less than or equal to $****	Y=	****%
Range 5 For Aggregate Card Issuance in excess of $**** but less than or equal to $****	Y=	****%
Range 6 For Aggregate Card Issuance in excess of $****	Y=	****%

EXHIBIT B
TRADEMARK LICENSING AGREEMENT
     This TRADEMARK LICENSE AGREEMENT (“Agreement”) is made and entered into between TMW Marketing Co., Inc. (“Licensor”), a California corporation and CardFact, Ltd. (“Licensee”), an Ohio Limited Liability Company.
     WHEREAS, Licensor is the owner of the Trademarks (as defined in Section 1 herein) in the United States with respect to the retail business conducted under the name of The Men’s Wearhouse, Men’s Wearhouse and Tux, and K&G Fashion Superstore; and
     WHEREAS, Licensee desires to acquire a license to use the Trademarks with respect to issuing gift cards as is set forth below, and Licensor has the right to grant such a license and is willing to do so pursuant to the terms and conditions set forth in this Agreement.
     NOW, THEREFORE, the parties hereto agree as follows:
     1. Definitions
     1.1. Trademarks and Service Marks
     The term “Trademarks” means the trademarks and service marks that follow: (a) The Men’s Wearhouse; (b) Men’s Wearhouse and Tux; and (c) K&G Fashion Superstore. Company may add or delete Trademarks as necessary in writing.
     1.2 Issuance of Cards
     Cards means gift cards, merchandise return cards and similar cards issued by CardFact or by Company and redeemable solely in, or through future purchases or merchandise or services of Company.
     2. Grant
     Licensor hereby grants to Licensee, to the extent that it is its right to do so, a non-exclusive, limited, and revocable right for a period equal to the length of the Card Services Agreement from the date hereof to reproduce the Trademarks as necessary on copies of the Cards for the sole purpose of branding the Card.
     The license and right granted under this Section hereof are subject to the Cards being produced in accordance with specifications and standards that are substantially the same as the specifications and standards of Licensor that are in existence as of the date of this Agreement or are approved in writing by Licensor prior to the marketing of the Gift Cards.

     3. License Fee
     For the license granted hereunder, Licensee shall pay to Licensor in the manner hereinafter provided in the Card Services Agreement between Licensor and Licensee, a Licensing Fee until the Termination of the Agreement.
     4. Ownership
     Licensee acknowledges that the Trademarks are the exclusive and sole property of Licensor, and Licensee agrees that it will not (a) contest the ownership or validity of the Trademarks; or (b) act or fail to act in any manner that will endanger the validity of the Trademarks. Licensee agrees that any and all rights that might be acquired by its use of the Trademarks shall inure to the sole benefit of Licensor.
     5. Compliance
     Licensee agrees to comply with rules set forth from time to time by Licensor with respect to the appearance and manner of use of the Trademarks. Any form of use of the Trademarks not specifically provide for by such rules shall be adopted by Licensee only upon prior approval in writing by Licensor. Representative specimens showing the use of the Trademarks by Licensee shall be sent to Licensor from time to time upon request by Licensor.
     Licensee shall take reasonable steps to avoid endangering the validity of the Trademarks. Licensee shall execute trademark registered user agreements and similar documents required by Licensor to protect or enhance Licensor’s title and rights in the Trademarks.
     Licensee shall promptly reimburse Licensor for reasonable out-of-pocket expenses incurred in:
(a)	obtaining and maintaining trademark registrations where such registrations would not have been applied for or maintained in the absence of Licensee’s activities under this Agreement;

(b)	recording this Agreement;

(c)	obtaining the entry of Licensee as a Registered or Authorized User of the Trademarks and

(d)	performing quality control activities pursuant to Section 7 of this Agreement.
It is understood and agreed by Licensee that money damages would not be a sufficient remedy for any breach of provisions in this Section 5 and that Company will be entitled to injunctive relief (without necessity of posting bond) as well as reimbursement by Licensee for legal and other expenses (including attorney’s fees) as a remedy for any such breach. Such remedy shall not be deemed to be the exclusive remedy for the breach of this Agreement, but shall be in addition to all other remedies available at law or in equity. This Section shall survive termination of this Agreement.

     6. Advertising
     [Intentionally Omitted.]
     7. Quality Control
     If, at any time, any Cards made by Licensee and bearing the Trademarks shall fail to conform to the standards of quality required by the applicable specifications and standards, Licensee shall promptly remove the Trademarks from the Cards. Any replacement Cards shall be provided without cost to Licensor.
     8. Trade Name
     Licensee shall not use any of the Trademarks as a corporate name, or as a trade name, or shall it authorize others to do so. Licensee further shall not use or authorize the use of any of the Trademarks in any other manner exceeding the limited use stated herein.
     9. Termination
     Licensor shall have the right to terminate the licenses and rights granted under this Agreement if Licensee, at any time, defaults in performing any of its obligations under the terms and conditions of this Agreement and fails to remedy such default within sixty (60) days after receiving written notice thereof from Licensor. Licensor may also terminate the licenses and rights grated pursuant to this Agreement upon written notice of the Licensee in the event that Licensee:
(a)is adjudged bankrupt;

(b)Becomes insolvent;

(c)Makes a general assignment for the benefit of creditors;

(d)has a receiver or trustee appointed for the benefit of creditors;

(e)files a voluntary petition in bankruptcy;

(f)initiates reorganization proceedings or takes any step toward liquidation; or

(g)loses or has expropriated substantially all of its assets.
     In addition, this Agreement shall terminate automatically upon the termination of the Card Services Agreement pursuant to Article IV thereof .
          Upon the termination of the licenses and rights granted herein, Licensee shall discontinue all permitted use of the Trademarks (except as it relates to Cards existing at the time of termination for twenty-four (24) months if the option stated in Section 4.03 of the Card Service Agreement is exercised by Company), and thereafter Licensee shall no longer use or have the right to use the Trademarks or any variation or simulation thereof on or in connection with the Cards.

          Any termination hereunder of Licensee’s licenses and rights to use the Trademarks shall not act in any manner to relieve Licensee of its obligations under Section 3 hereof to make royalty payments to Licensor.
     10. Infringement and Injunctive Relief
     Licensee shall promptly inform Licensor by written notice of any infringement, or possible infringement or other misuse by a third party, of the Trademarks.
     Any action for infringement or other misuse of the Trademarks against another party shall be brought only by Licensor at its sole option, and in any such action all costs incurred and recoveries made shall be for the account of Licensor. Any such action shall be conducted with counsel selected by Licensor.
     It is understood and agreed by Licensee that money damages would not be a sufficient remedy for any breach of provisions in this License Agreement and that Licensor will be entitled to injunctive relief (without necessity of posting bond) as well as reimbursement by Licensee for legal and other expenses (including attorney’s fees) as a remedy for any such breach. Such remedy shall not be deemed to be the exclusive remedy for the breach of this Agreement, but shall be in addition to all other remedies available at law or in equity. This Section shall survive termination of this Agreement.
     11. Governing Law
     This agreement shall be governed in all aspects by the laws of the United States of America and the State of California.
     12.Complete Agreement
     This Agreement, together with the Card Service Agreement and attached Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all pervious proposals, both oral and written , negotiations, representations, commitments, writings and all other communications between the parties. This Agreement may not be modified except by a writing signed by a duly authorized representative of each of the parties.
     13.Indemnification
     Licensee, at its own expense, shall indemnify and hold harmless Licensor, its subsidiaries, affiliates or assignees, and their directors, officers, employees and agents against any action with respect to any claim, demand, cause of action, debt or liability, including attorneys’ fees, to the extent that it is based upon the use of the Trademarks by Licensee, its designees or any person or entity that performs services or manufactures the Cards.

     14. Notices.
     (a) Any notices required or permitted to be given under this Agreement shall be in writing, addressed to the party to be notified at its address shown below, or at such other address as may be furnished in writing by either party to the other, and shall be (i) delivered personally, (ii) sent by facsimile transmission, (iii) deposited with a nationally reputable overnight courier service, or (iv) United States certified or registered mail, proper postage prepaid, to the addresses specified above.

If to CardFact:	If to Company:

CardFact, Ltd.	The Men’s Wearhouse, Inc.
747 Vernon Rd	6380 Rogerdale Road
Columbus, OH 43209	Houston, TX 77072-1624
Attention: Sean French	Attention: Claudia Pruitt
Facsimile no: 619-435.3060	Facsimile no: 281-776-7075
[Ted Ziegler] Telephone no. 866-336-2402	Telephone no: 281-776-7322
     (b) Notice delivered incompliance with this Section 14 shall be deemed delivered (i) upon delivery, if delivered personally, (ii) as of the date and time transmitted, if sent by facsimile transmission, (iii) as of the third day after deposit with the U.S. mail, if sent by mail, or (iv) as of the first day after delivery to a nationally reputable overnight delivery service, if sent by such a service.
IN WITNESS WHEREOF, the parties have executed this Agreement as of the date hereof.

The Men’s Wearhouse, Inc..			CardFact, Ltd.

By:	/s/ CLAUDIA PRUITT		By:	/s/ TED ZIEGLER

	Name:	CLAUDIA PRUITT		Name:	TED ZIEGLER
	Title:	VP, HR & CORPORATE TAX		Title:	CEO

EXHIBIT C
Handling Fee Computation
“Reimbursable Card Costs Percentage” means the value achieved by dividing the Reimbursable Card Costs by the Aggregate Card Issuance.
The value of Aggregate Card Issuance as used below is cumulative within each year beginning on the anniversary date of this Agreement. The Handling Fee to be used in calculating the Net Payment Amount is the sum of the handling fee calculated in each range, however, the minimum Handling Fee shall be$****. The following formula is used to calculate the handling fee in each Aggregate Card Issuance range.

Aggregate Card Issuance in the range
less	(Aggregate Card Issuance in the range)x(Redemption Ratio)
less	(Reimbursable Card Costs Percentage)x(Aggregate Card Issuance in the range)
less	[(Z)x(Aggregate Card Issuance in the range)+(trademark licensing fee in the range)]
handling fee

The value for “Z” in the above formula is determined according to the table below.
Range 1: Aggregate Card Issuance up to $****	Z=	****%
Range 2 Aggregate Card Issuance in excess of $**** but less than or equal to $****	Z=	****%
Range 3: Aggregate Card Issuance in excess of $**** but less than or equal to $****	Z=	****%
Range 4 Aggregate Card Issuance in excess of $**** but less than or equal to $****	Z=	****%
Range 5: Aggregate Card Issuance in excess of $**** but less than or equal to $****	Z=	****%
Range 6: Aggregate Card Issuance in excess of $****	Z=	****%